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                            July 24, 2023

       Anastasios Aslidis
       Chief Financial Officer
       EuroDry Ltd.
       4 Messogiou & Evropis Street
       151 24 Maroussi, Greece

                                                        Re: EuroDry Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed July 14, 2023
                                                            File No. 333-273258

       Dear Anastasios Aslidis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Claudia
Rios, Staff Attorney, at (202) 551-8770 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Energy & Transportation
       cc:                                              Anthony Tu-Sekine, Esq.